Via Email and U.S. Mail

September 26, 2012

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549-3561

Re:	Crescent Financial Bancshares, Inc.
Proxy Statement on Schedule 14A
Filed September 13, 2012
SEC File No. 000-32951

Dear Mr. Webb:

I am writing on behalf of Crescent Financial Bancshares, Inc. (“Crescent”) in response to the comment letter of the Staff of the Commission dated September 21, 2012, regarding the above-referenced filing. This letter sets forth the comment of the Staff from its correspondence and, following the comment, Crescent’s response. The Staff’s comment is repeated in boldface, and our response in ordinary type follows.

General

1. Since it appears very likely to the staff that you, together with your affiliate Piedmont, are engaging in a 13e-3 transaction, please amend to include the information required by Schedule 13E-3.

We believe that Crescent is not engaging in a 13e-3 transaction. As will be discussed below, the issuance of shares of Crescent’s common stock pursuant to a merger of VantageSouth Bank (“VantageSouth”) with and into Crescent State Bank (“Crescent Bank”) (the proposed merger and the resulting issuance of shares of Crescent’s common stock pursuant to the proposed merger are, collectively, the “Transaction”) has neither the effect nor the intent of allowing Crescent to cease SEC reporting.

Crescent’s plan to remain public is emphasized by Crescent’s announcement on September 25, 2012 of its execution of a definitive agreement to merge with ECB Bancorp, Inc. (“ECB”), with Crescent being the surviving entity (the “ECB Merger”). The definitive merger agreement was filed as Exhibit 2.1 to Crescent’s Current Report on Form 8-K dated September 25, 2012. ECB is also a publicly reporting company and its shareholders will receive Crescent stock in exchange for their ECB shares. As a result of the ECB Merger, Crescent anticipates that it will nearly double its current number of stockholders, and dilute the ownership interest in Crescent of Piedmont Community Bank Holdings, Inc. (“Piedmont”) to roughly 70%. In accordance with the terms of the ECB merger agreement, and as required under Rule 145, Crescent will register the shares of its common stock that it will issue in the merger on a Registration Statement on Form S-4. Because Crescent will remain publicly traded and subject to SEC reporting responsibilities following the Transaction, the Transaction should not be viewed as a first step towards Crescent completing a transaction pursuant to Exchange Act Rule 13e-3, particularly as the ECB Merger will closely follow the Transaction.

Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers):

(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 . . . , or causing the reporting obligations with respect to such class to become eligible for . . . suspension under Rule 12h-3 or section 15(d); or

(B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

More specifically, Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to (a) be held of record by less than 300 persons, or (b) less than 500 persons, where the total assets of a company have not exceeded $10 million on the last day of each of that company’s most recent three fiscal years. As Crescent’s total assets on the last day of each of the last three fiscal years has been in excess of $10 million, registration of Crescent’s common stock would only be eligible for termination if it is held of record by less than 300 persons.

Crescent is a bank holding company as defined by Section 2 of the Bank Holding Company Act.1 The Jumpstart Our Business Startups Act (the “JOBS Act”)2 modified the relevant thresholds for (i) terminating the registration of securities, and (ii) suspending the reporting requirement associated with a registered class of securities, pursuant to Section 12(g)(4) and Section 15(d)(1) of the Exchange Act, respectively, for, among other issuers, bank holding companies. In each case, the relevant thresholds for a bank holding company have been increased from 300 stockholders of record to 1,200 stockholders of record. Crescent advises the Staff that as of September 21, 2012, Crescent’s common stock was held by 634 holders of record, as determined pursuant to Rule 12g5-1. As a result of the amendments made by the JOBS Act, Crescent may be eligible now to terminate the registration of its securities or suspend its reporting obligations, but this is not in any way as a result of the proposed Transaction. As described below, the Transaction will not result in any reduction in the number of record or beneficial owners of Crescent common stock.

The Transaction involves only the issuance of new shares by Crescent and does not result in any reduction in the number of stockholders of record or beneficial owners of Crescent. As the board of directors of VantageSouth all own nominal amounts of VantageSouth’s common stock, in addition to the shares of VantageSouth owned by Piedmont , it is possible that the number of Crescent’s record stockholders may increase as a result of the Transaction. Because the Transaction will not cause Crescent to become eligible for termination of registration or cause the reporting obligations with respect to Crescent’s common stock to become eligible for termination or suspension, the Transaction will not cause the effect described in Rule 13e-3(a)(3)(ii)(A).

_________________________________________________

1 See 12 U.S.C. § 1841(a) (2012). Crescent wholly owns Crescent State Bank, a North Carolina-chartered commercial bank, and thus qualifies as a bank holding company.

2 See Pub. L. No. 112-106 (April 5, 2012).

Further, the Transaction will not decrease the number of Crescent’s total stockholders below the 400 total holders (record and beneficial) requirement for continued listing on the Nasdaq Stock Market pursuant to Nasdaq Rule 5450(a)(2). As of April 10, 2012, Crescent had approximately 643 total stockholders. As such, the Transaction is not intended or expected to cause the effect described in Rule 13e-3(a)(3)(ii)(B).

The Transaction is also not a part of any series of transactions meant to result in Crescent becoming a privately-held company. As disclosed on page 31 of the Preliminary Proxy Statement on Schedule 14A filed on September 13, 2012 (the “Preliminary Proxy”) under the heading “Background of the Merger,” Crescent disclosed the following, with regard to potential alternatives to the Transaction:

Sandler O’Neill was advised that Piedmont was not interested in any transaction involving a purchase of the outstanding shares of Crescent common stock not held by Piedmont, because, among other reasons, Crescent’s publicly traded stock was potentially important to Piedmont’s strategy of becoming a regional community banking organization through investing in and acquiring community banks in its target region.

At the time it approved Crescent’s entry into the Transaction, Crescent’s Board of Directors was not, and is not at present, entertaining any plans, proposals or negotiations relating to any other transactions that could produce the effect described in Rule 13e-3(a)(3)(ii). As demonstrated by the proposed ECB Merger, Crescent has manifested a clear intent to remain a publicly traded company and to continue to be subject to SEC reporting responsibilities.

Similarly, Piedmont’s Board of Directors has not, and is not at present, entertaining any plans, proposals or negotiations relating to any transactions that could produce the effect described in Rule 13e-3(a)(3)(ii). As a material condition of the Transaction, Piedmont entered into a Voting Agreement with Crescent that limits Piedmont’s ability to enter into a Delaware short-form merger due to its increased ownership of Crescent resulting from the Transaction. The Piedmont Voting Agreement was provided as Annex C to the Preliminary Proxy. In the Preliminary Proxy, Crescent provided the following disclosure of the Piedmont Voting Agreement on page 53, under the heading “The VSB Agreement – Voting Agreements”:

As part of the VSB Agreement, Piedmont has entered into a Voting Agreement (the “Piedmont Voting Agreement”) pursuant to which it has pledged to (i) vote its shares of our common stock in favor of the issuance of the Shares pursuant to the Merger, and (ii) vote its shares of VantageSouth common stock in favor of the VSB Agreement and the Merger. Under the Piedmont Voting Agreement, Piedmont also agrees that at any time it would have the ability to effect a short-form merger pursuant to Delaware law only because of the consideration exchanged as part of the Merger, Piedmont will not effect such a short-form merger without the approval and/or recommendation of a special committee of disinterested directors of Crescent.

Piedmont is limited by the terms of the Piedmont Voting Agreement from entering into a 13E-3 transaction with Crescent. As a result, the Transaction limits, rather than make more probable, Piedmont’s ability to execute a 13e-3 transaction.

For all of the foregoing reasons Crescent respectfully submits that the Transaction is not the first step in a series of transactions intended or reasonably likely to have the effects described in Exchange Act Rule 13e-3(a)(3)(ii).

***

In connection with the foregoing, Crescent acknowledges that:

•	Crescent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Crescent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your prompt review and look forward to hearing from you with respect to the foregoing response. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (919) 659-9005 or our securities counsel, Robert D. Klingler, of Bryan Cave LLP in Atlanta, Georgia at (404) 572-6810.

Very truly yours,

/s/ Jonathan Hornaday
Jonathan Hornaday
Senior Vice President
Crescent Financial Bancshares, Inc.

cc:	Jessica Livingston, Securities and Exchange Commission (via e-mail)

Robert D. Klingler, Esq. (via e-mail)

Kenneth L. Henderson, Esq. (via e-mail)